IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES CÔTÉ GOLD PROJECT PROGRESS UPDATE AND POSITIVE RESULTS OF THE 2023 GOSSELIN DRILLING PROGRAM

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, October 23, 2023 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce an update for the Côté Gold project highlighting the construction progress in the third quarter, alongside additional assay results from its continuing diamond drilling program at the Gosselin zone discovery located immediately adjacent to the Côté Gold deposit. The advancement of Côté Gold and the Gosselin delineation drilling program is being undertaken as part of the Côté Gold joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"). Côté Gold is located in Ontario, Canada and is currently under construction with production expected to commence in early 2024.

Highlights of Q3 2023 Côté Gold Construction Progress

- As of September 30, 2023, overall project progress for Côté Gold was estimated to be 90.6% complete, with construction progress approximately 92% complete.
- Strong performance on health and safety during peak construction with over 1,800 workers at site – bringing total project hours worked to 13.2 million hours with a project-to-date TRIFR of 0.68.
- Earthworks on the TMF has allowed the dams to achieve elevation milestones to enable the filling of the TMF with water to store the 1.1 – 1.5 million cubic metres required for commissioning and initial operation.
- Demobilizing contractor with IAMGOLD operating teams successfully taking control of pit, dewatering, pioneer drilling and overburden stockpile activities from the contractor.
- Significant progress in the dry and wet areas of the process facility, as bulk construction activities are winding down, ushering in the finishing and completion stages.
- Electrification of the site is ongoing following connection to the provincial hydro grid.
- Commissioning and Pre-commissioning teams are working with construction teams to coordinate the overlapping of pre-operation activities with remaining construction.
- Autonomous mining haul trucks have continued to ramp up, with ten CAT 793F currently operating autonomously and a total of fourteen commissioned.
- Mining activities have built the current ore stockpile to 3.7 million tonnes of material, on track to the target build-up of 5.0 million tonnes by the end of the year.
- Hiring of key positions for operations has progressed well with 400 roles filled to date.

Highlights of the Gosselin drilling program

- 472.0 metres ("m") **at** 0.65 grams per tonne gold ("g/t Au") in drill hole GOS23-131 from 152.0 m including:
  - 51.0 m at 1.59 g/t Au from 389.0 m;
- **356.0 m at 0.82 g/t Au** in drill hole GOS23-133 from 275.0 m including:
  - 132.0 m at 1.09 g/t Au from 440.0 m;
- **300.8 m at 1.40 g/t Au** in drill hole GOS23-134 from 554.5 m including:
  - 207.3 m at 1.71 g/t Au from 648.0 m;
- **240.0 m at 1.53 g/t Au** in drill hole GOS23-136 from 318.0 m including:
  - 120.0 m at 2.26 g/t Au from 421.0 m;
- **500.8 m at 0.72 g/t Au** in drill hole GOS23-144 from 182.0 m.

Renaud Adams, President and Chief Executive Officer of IAMGOLD, stated: "It is an exciting time for IAMGOLD as we near the finish line of construction at Côté and start a new chapter at IAMGOLD. This is a project that is critical for the repositioning of this company, as when Côté Gold comes online, the Company will have a significantly higher production base and lower cost profile, providing a strong foundation of cashflow and growth opportunities in Canada. We have seen remarkable progress and transformation of the project and we are excited to host our investor and analyst tour at site tomorrow to allow for the group to not only see the advancement of the asset but to have the opportunity to see the confidence of the team on the ground as we approach commissioning and the ramp up of production next year."

Commenting on the Gosselin drilling program, Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "This diamond drilling program has strategically targeted the expansion potential of the Gosselin deposit at depth, specifically below the East and newly discovered West hydrothermal breccia bodies, the gap area between these breccia's, and also along the southern edge of the deposit. The assay results confirmed the extension of gold bearing altered and mineralized hydrothermal breccia and associated tonalite intersected in numerous drill holes up to 400 metres vertically below the previous resource pit shell over an approximate one-kilometer strike length. The results are very encouraging and indicate that the Gosselin deposit, subject to the completion of further delineation drilling, has potential to expand in size similar to the adjacent Côté deposit."

Côté Gold Project Progress in Q3 2023

As of September 30, 2023, on an overall project progress basis, Côté Gold was estimated to be 90.6% complete, with construction progress approximately 92% complete. The following provides an update on project activities:

Project Activity	Update
Health and safety	Total project hours worked of 13.2 million hours with a project-to-date DARTFR of 0.06 and a TRIFR of 0.68.
Labour and workforce	In September, the project workforce averaged between 1,800 and 1,900 workers on site. Activities at site have started the shift from major construction to finalization and commissioning. Labour availability and turnover continues to be a primary focus for Côté management.
Earthworks activities	The TMF east starter dam reached the Phase 1 elevation of 396, and the West starter dam is substantially complete at its final elevation of 410.5 EL. These milestones enable filling the TMF with water to store the 1.1M-1.5M m3 required for commissioning. At the end of September, 0.8M m^3 of water has been accumulated in the TMF.
	Bulk fill for the Phase II TMF has reached target elevation; sand bedding and liner work is being completed in the fourth quarter.
	The primary earthworks contractor demobilized during the quarter, successfully handing off pit, dewatering, pioneer drilling and overburden stockpile activities to IAMGOLD operations teams.
Processing plant	Progress for both the dry and wet areas of the process facility advanced well in the quarter. It is anticipated bulk construction will end in October, ushering in the finishing and completion stages.
	The HPGR and secondary crushing building progressed well in the quarter, with the installation of most of the secondary crusher components. All conveyors have been erected for the HPGR and secondary crusher building marking a major milestone.
	In the coarse ore area, the triodetic dome cladding was substantially complete at quarter end. Conveyors and interconnecting electrical has been turned over to the Pre-commissioning team. The screen building saw the installation of the screens, conveyors and belts. The fine ore bin area is substantially complete, with walkdowns completed for most subsystems.

	Installation of ball mill liners is complete, and motors and motor soleplates were set. The alignment on the ring gear for the ball mill was found to be out of tolerance. The OEM service team is on site to address the problem.
	Leach and CIP tank installation continues to be a primary focus with final completion expected early in the fourth quarter. Leak testing of leach tanks and thickeners commenced in October. Construction sequence has been adjusted to prioritize critical tanks for commissioning to mitigate potential delays on the overall schedule.
Infrastructure	Commissioning of the main electrical substation and the connection to the provincial hydro grid and the substation was completed in the quarter. The substation was energized successfully and connections throughout the site are ongoing.
	Installation of underground services and utilities continued to progress. Fuel distribution and storage, including the refueling station, has been commissioned and completed.
	Truck shop building A was completed in the quarter, followed by building B in the fourth quarter. All cranes are commissioned with OH doors installed, and fire proofing started in building B. The installation of the electrical room for the assay lab is ongoing with handover to operations planned in October.
Procurement	Heavy mobile equipment continues to arrive on site with fourteen CAT 793F haul trucks, two 6060 electrical shovels, three 994 loaders and three D10 dozers having been delivered by the end of September.
	Commissioning of the first electric shovel is ongoing, awaiting completion of electrification in order to be deployed for in-pit activities.
Operational readiness	Commissioning and Pre-commissioning teams are working with construction teams to coordinate the overlapping of pre-operation activities with construction. Operational readiness continues in multiple areas with a focus on ramping up mining activities, hiring and training of process plant personnel, development and standardization of mine, mill and site maintenance processes and systems, and preparation for the transition of site services contracts.
	Autonomous hauling continued to ramp up. During the third quarter 2023, up to ten CAT 793F haul trucks have begun operating in autonomous mode and a total of fourteen haul trucks have been commissioned. Autonomous drilling began in the quarter with four Pit Vipers now in operation. The operations team are continuously improving haulage roads and dumping location to achieve improved autonomous haulage efficiency and cycle times.
	Mining activities advanced, progressing down to the 364 m EL bench grade in the south area, and starting of mining to the same level in the east. Owner mining has progressed well with nearly 1.6 million tonnes mined in the third quarter 2023. The ore stockpile has approximately 3.7 million tonnes of material on track to the target build-up of 5.0 million tonnes by the end of the year. The IAMGOLD mine operations team started operating 24/7 effectively in July and is at full complement as of quarter end.
	The 2022/2023 48,000 m RC drill program de-risking the first year of the mine plan was completed. A new 30,000 m contract has been awarded with drilling commenced at the end of the quarter.
Permitting and sustainability	All critical permitting and sustainability work is complete with non-critical path work ongoing and expected to be received during the remainder of the project.
	Community consultation and the implementation of the IBA with Indigenous partners continue. The health, safety and environmental programs and the emergency response plan are in development along with standard operating procedures.

Upcoming Milestones and Schedule Summary

Côté Gold is expected to commence production in the first quarter of 2024. Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. Recently achieved milestones and those remaining of note are as follows:

Côté Gold Upcoming Milestones



2022
2023
2024
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Earthworks
TMF Phase I
TMF Phase II
Q4/23
Overburden Removal
Mining
AHS Control Room
IAG Fleet to Support Earthworks
Q2/23
Ore Stockpile Build-Up
Q4/23
Processing & Infrastructure
HPGR Foundation
Primary Crusher Construction
Q4/23
Permanent Power
Leach Tanks
Q4/23
Production

The Company notes that potential further impacts, including, without limitation, inflationary pressures, global supply chain disturbances, disruptions from weather events resulting in limited or no productivity such as extreme cold or forest fires in dry, hot summer months, labour disputes and the tight labour market could impact the timing of activities, costs, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

To view an interactive 3D model of the Côté Project progress and deposits please use the following link or visit our website: https://vrify.com/decks/14351 (updated to August 31, 2023, excluding Gosselin results below).

Gosselin Drilling Program Results

IAMGOLD is reporting assay results from an additional twenty-one (21) diamond drill holes totaling 16,495 metres completed between January 20 and August 24, 2023. The assay results reported are provided in Table 1 below (refer to plan map for drill hole locations outlined in Figures 1 and 2).

The favorable results from this phase of drilling provide evidence the Gosselin deposit is approaching similar dimensions as the adjacent Côté deposit. Drill intercepts obtained from the newly discovered West Breccia have significantly expanded this breccia body which now measures 250 metres by 170 metres and extends for a depth of approximately 400 metres. This has helped to highlight a highly prospective corridor at depth measuring up to 850 metres in strike length that remains to be tested between the Gosselin West Breccia and the Côté Deposit hydrothermal breccia. This represents a priority exploration opportunity to further expand the Gosselin resource below the 400 meter vertical depth extent of the current 2021 resources pit shell.

Continuing technical studies on Gosselin have advanced in 2023 in conjunction with the diamond drilling program. A drill core sampling program was completed and submitted for additional metallurgical test work to evaluate comminution characteristics and gold recoveries over a range of ore types and grades. Also mining and infrastructure studies continue to review alternatives to optimize the possible inclusion of the Gosselin deposit into a future Côté Gold life-of-mine plan.



Figure 1 – Gosselin drill hole surface plan and 2023 assay highlights

Figure 2 – Gosselin Composite Longitudinal Section (Figure still in edition)

Next Steps

The 2023 diamond drilling program continued to successfully demonstrate extensions of the Gosselin Deposit both at depth (below 400 metres vertical depth) and along the south edge of the deposit. These results will be incorporated into the deposit model to support an updated Mineral Resource estimate as part of the year end Mineral Resources disclosure.

Planning is currently underway for the next phases of diamond drilling, with the goal to complete expansion drilling of the Gosselin Resource to the same depth as the Côté Resource pit (approximately 825 metres vertical) and to complete additional in-fill drilling to improve resource classification. Technical studies will continue to advance metallurgical testing, along with planned mining and infrastructure studies.

About the Gosselin Deposit

The Gosselin deposit is located immediately adjacent to the northeast of the Côté Gold deposit and is accessible by construction roads on the mine property. Diamond drilling to date has delineated wide intervals of low-grade gold mineralization hosted in altered and brecciated intrusive lithologies similar to that observed at the adjacent Côté Gold deposit, extending from the Young-Shannon historical shaft in the west to the Gosselin zone in the east. Drilling to date has outlined mineralization over a strike length of 1,400 metres, width of 400 metres and a depth extent of up to 800 metres. The deposit outcrops below the shallow Three Ducks Lake, and remains open at depth, to the northwest, and along strike to the northeast and southwest.

Current estimated Mineral Resources at the Gosselin deposit are comprised of 124.5 million tonnes of Indicated resources grading 0.84 grams of gold per tonne for 3.35 million ounces of contained gold and 72.9 million tonnes of Inferred resources grading 0.73 grams of gold per tonne for 1.71 million ounces of contained gold at overall grade similar to the Côté Gold deposit (refer to Company news release dated October 18, 2021).

Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2) (3)
	Easting	Northing	Elev.	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
GOS23-130	430897	5267364	386	359	-57	858.00	6.20	26.00	19.80	0.43
							170.00	199.50	29.50	0.83
							283.00	353.00	70.00	0.96
							359.00	430.20	71.20	0.39
GOS23-131	431186	5267520	382	333	-62	795.00	152.00	624.00	472.00	0.65
Including (3)							389.00	440.00	51.00	1.59
GOS23-132	430896	5267350	387	345	-57	843.00	360.00	529.00	169.00	0.62
							551.00	570.00	19.00	0.63
							609.00	629.00	20.00	1.19
							651.00	834.30	183.30	0.74
GOS23-133	431260	5267452	382	335	-60	858.00	275.03	631.00	355.97	0.82
Including (3)							440.00	572.00	132.00	1.09
							653.90	781.00	127.10	0.89
GOS23-134	430932	5267201	386	357	-56	969.00	554.50	855.25	300.75	1.40
Including (3)							648.00	855.25	207.25	1.71
							866.00	943.00	77.00	0.99
GOS23-135	430843	5267201	388	340	-57	850.00	399.00	563.12	164.12	0.61
							640.00	722.35	82.35	0.55
GOS23-136	431314	5267457	385	337	-57	558.00	318.00	558.00	240.00	1.53
Including (3)							421.00	541.00	120.00	2.26
GOS23-137	431247	5267525	383	276	-69	849.60	361.00	384.00	23.00	0.34
							481.00	497.00	16.00	2.45
							624.90	655.24	30.34	0.62
							694.00	734.00	40.00	0.53
GOS23-138	430813	5267332	393	339	-59	852.00	156.00	182.00	26.00	0.50
							293.00	626.00	333.00	0.51
GOS23-139	430732	5267327	400	346	-57	849.00	246.00	303.80	57.80	0.60
							313.00	719.00	406.00	0.72
GOS23-140	430690	5267369	399	338	-58	780.00	44.00	385.00	341.00	0.46
							573.50	639.00	65.50	0.80
GOS23-141	430850	5267450	383	350	-53	852.00	132.00	595.00	463.00	0.52
GOS23-142	431307	5267490	387	3	-59	855.00	367.95	577.00	209.05	0.65
Including (3)							453.00	572.00	119.00	0.95
GOS23-142A	431307	5267490	387	360	-54	850.00(4)	332.90	585.00	252.10	0.68
Including (3)							513.00	561.50	48.50	1.24
GOS23-143	430850	5267450	383	349	-59	792.00	229.00	342.00	113.00	0.52
							350.00	402.00	52.00	0.42
							567.06	709.00	141.94	0.44
GOS23-144	430970	5268009	388	168	-62	849.00	182.00	682.80	500.80	0.72

Table 1: Gosselin Project Drilling Results - 2023 Drilling program

							723.00	849.00	126.00	0.42
GOS23-145	430934	5268190	385	195	-60	801.00	353.00	560.20	207.20	0.67
							696.40	762.00	65.60	0.49
GOS23-146	430895	5268171	389	185	-55	36.00	*Re-collared hole - GOS23-147*			
GOS23-147	430901	5268182	388	185	-55	750.00	321.00	496.00	175.00	1.00
Including (3)							***379.00***	***425.02***	***46.02***	*2.20*
GOS23-148	430946	5268133	388	177	-60	858.00	280.00	431.00	151.00	0.70
							602.00	617.50	15.50	0.84
							812.80	858.00	45.20	1.28
GOS23-149	431248	5267529	383	295	-70	849.00	252.20	265.52	13.32	0.45
							362.00	382.00	20.00	0.66
							429.00	636.00	207.00	0.60
							659.00	836.00	177.00	0.48

Notes:
1. Actual core widths are estimated to be approximately 60 to 95% of the Core Interval.
2. Drill hole intercepts are calculated with a lower cut of 0.30 g/t Au.
3. Assays are reported uncut but high grade sub-intervals are highlighted.
4. Wedge hole off of GOS23-142 and drilled only 791.7 m.

QUALIFIED PERSON AND TECHNICAL INFORMATION

The drilling results contained in this news release have been prepared in accordance with National Instrument 43 -101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Al Smith, P. Geo, District Manager – Exploration for IAMGOLD in the Ontario Côte Gold District is the Qualified Person ("QP") for the purposes of NI 43-101 and is responsible for the supervision of the preparation, verification and review of the technical information in this news release.

The QP responsible for the planning, supervision and execution of the diamond drilling program is Brad McKinley, P. Geo, Senior Geologist for IAMGOLD in the Ontario Côte Gold District. The technical information has been included herein with the consent and prior review of the above noted QPs.

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" (a "QP") as defined in NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, without limitation, those under the headings "Outlook", "Quarterly Updates", "Exploration", "Liquidity and Capital Resources" and "Market Trends" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction of the Côté Gold projec t; the updated life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk assets; permitting timelines and the expected

receipt of permits; inflation and inflationary pressures; global supply chain constraints; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; imp airment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk assets; the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the ongoing impacts of COVID-19 (and its variants) on the Company and its workforce; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key pe rmits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
 info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
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